Exhibit (m)(3)(ii)

AMENDED SCHEDULE 2

with respect to the

AMENDED AND RESTATED
 DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC.

CLASS C SHARES

Series	Maximum Combined Service and Distribution Fees
(as a percentage of average daily net assets)

ING SMID Cap Equity Fund	0.75%

Date last updated: December 12, 2012